DANE EXPLORATION INC.
3577 - 349 West Georgia Street
Vancouver, British Columbia, Canada V6B 3Y4
dchristie@daneexploration.com

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.
USA 20549
Tel (202) 551-3536

August 21, 2012

Re:	Dane Exploration Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 13, 2012
File No. 333-181795

Dear Mr. Reynolds

Thank you for your comment letter of July 24, 2012 regarding Amendment No.1 to the Registration Statement on Form S-1 (the "Registration Statement") filed July 13, 2012 by Dane Exploration Inc. (the "Company").

To respond to your Comment Letter we have reproduced each comment below, followed by an explanation:

General

1.	Please include the registration statement file number, date and amendment number on the cover of the registration statement. See Rule 470 of the Regulation C.

Response:
In response to this comment, the cover of our Registration Statement has been amended to incorporate the required information.

Plan of Distribution, page 22

2.
We note your response to comment 2 in our letter date June 18, 2012. Because David Christie does not meet the requirements of Rule 3a4-1 and is not a registered broker dealer, it is unclear (1) if you are getting an opinion of counsel and (2) what exemption or interpretive guidance you are relying on. Please advise.

Response:

In response to this comment, upon the advice of counsel, the Company submits that Mr. Christie is not deemed a broker as a resort of interpretative guidance by the SEC. Notwithstanding the fact that an associate of the issuer may not meet the requirements of rule 3a4-1(a), rule 3a4-1(b) provides that “[n]o presumption shall arise that an associated person of an issuer has violated Section 15(a) of the Act solely by reason of his participation in the sale of securities of the issuer if he does not meet the conditions specified in paragraph (a) of this section.”

In the Company’s case Mr. Christie satisfies the preliminary conditions of rule 3a4-1(a), which are: (1) Mr. Christie is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation; (2) Mr. Christie will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and (3) Mr. Christie is not, nor will he be at the time of his participation in the offering, an associated person of a broker dealer. In respect of the second alternative safe harbour available to associated persons, the Company notes that: (A) Mr. Christie primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Company, other than in connection with the transactions in securities, and (B) Mr. Christie is not a broker or dealer, or has been an associated person of a broker or dealer, within the preceding twelve months. Notwithstanding the foregoing, Mr. Christie would have satisfied all of the conditions but for the fact he participated in the selling of securities under a previous Form S-1, which became Effective September 20, 2011 and expired on March 18, 2012, relating to the Company’s initial public offering.

Subsequent to the adoption of rule 3a4-1, the SEC, by no action letter “In Touch Global”, provided guidance regarding the factors used in determining whether a person is a broker. These factors include: (i) the type and basis of compensation received, (ii) the extent in which the person holds the funds or the securities of others, (iii) the extent of contact with the public, and (iv) whether the person is “engaged in the business.” Clarifying the reference to “engaged in the business” the SEC noted that “if the securities activities are engaged in for commissions or other compensation with sufficient recurrence to justify the inference that such activities are part of the person’s business, he will be deemed to be engaged in the business.”  Applying this criteria to Mr. Christie’s case, the Company notes that: (i) Mr. Christie will not receive any compensation for assisting the Company in the sale of securities, (ii) Mr. Christie will not hold the funds or the securities for others, (iii) Mr. Christie will not be engaging in general solicitation and offering the shares to the public, and (iv) Mr. Christie has not engaged in the business of selling securities and has never received any compensation relating to any sales of securities. Mr. Christie is assisting the Company in the sale of its securities as he is the sole director and officer.

Each of rule 3a4-1(b) and SEC interpretative guidance provide that a person may not be deemed a broker even though they do not meet all of the technical requirements of the rule 3a4-1(a) safe harbour. Accordingly, Mr. Christie, as the Company’s sole officer and director, is not deemed a broker as he is not engaged in the business of effecting transactions in securities. It is the Company's view that language presently incorporated in its Form S-1 Amendment No.1 filed July 13, 2012 already reflect an accurate representation of the above noted factors and no amendment has been made to this language in the current Form S-1 Amendment No. 2 filing.

Exhibits

3.
We note your response to comment 3 in our letter dated June 18, 2012. We also note that the company did not issue the shares sold in the offering completed on March 18, 2012 until approximately four months later. Your counsel has opined in exhibit 5.1 that the registered shares have been duly authorized "and shall, when sold, be legally issued, fully paid and non-assessable under Nevada law." It is unclear what state law authority allows you to retain the shares for four months or more despite receiving and opinion of counsel that the shares, when sold, will be legally issued. In this regard, it is unclear if or how an investor that has purchased legally issued shares could transfer or sell them during the four of more months when they are retained by you. Please revise accordingly, disclose why you did not issue the shares until four months later, and provide us a detailed analysis with citations to applicable law in support of counsel's view that state law allows you to issue shares subsequent to the date the shares are sold.

Response:
In response to this comment we advise that:

(a).  On January 10, 2011, the Company's sole director passed a directors resolution issuing up to 25,000,000 shares of the Company’s common stock to subscribers of the public offering on receipt of payment and subject to the Form S-1 being declared effective by the SEC.

(b).  As shown in the following text from Exhibits 5.1 and 23.1 of the Company's (first) Form S-1 filed on February 25, 2011, the legal opinion opines that under Nevada corporate law the shares will be deemed issued and fully paid on the date that the Company receives full payment (see section 78.211 of the NRS):

"Based upon the foregoing and the examination of such legal authorities as we have deemed relevant, and subject to the qualifications and further assumptions set forth herein, we are of the opinion that the Registered Shares have been duly authorized by all requisite corporate action and shall, when sold, be legally issued, fully paid and non-assessable under Nevada law, including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws."

(c).  The date the shares are “issued” as incorrectly reported in our (second) Form S-1 Amendment No. 1 filed on July 13, 2012, reflects the date that the share certificates were printed, which is mere evidence of the shares issued in March 2012.

(d).   As the shares were actually issued in March 2012, the Company has revised its March 31, 2012 financial statements to reflect this fact and has filed a Form 10Q/A to formalize reporting of this change to the EDGAR system.

Additionally, to bring all data in the Form S-1 Amendment No. 2 up to date, Dane's current financials for the period ending June 30, 2012 have been substituted for the previous quarterly financials; and the following Risk Factor item, which had been added to our last S-1 Amendment, has been removed from page 12:

"After a two day subscription cancellation period, Dane will have the right to use subscription proceeds from this offering for whatever purposes are deemed appropriate by management; this may be prior to the issuance of stock certificates and therefore subscribers will be subject to the temporary risk that they would not be able to sell their shares if they became dissatisfied with how their invested funds were being used by the Company prior to issuance of their stock certificates.

The subscription agreement (attached herein as Exhibit 10.4) which each investor will be required to sign includes the following provision: "subsequent to the two day cancellation right provided by the Company which allows the Subscriber to cancel this Subscription Agreement by sending notice to the Company by midnight on the 2nd business day after the Subscriber signs this Subscription Agreement, that the Company has the right to use any, or all, of the Subscriber's Payment for working capital purposes of the Company, whether or not such expenditures are prior to the issuance of shares to the Subscriber." This provision allows the Company to deploy funds provided by subscribers for whatever purposes are deemed appropriate by management. This creates the temporary risk for investors that they would not be able to sell their shares in the event that they became dissatisfied with how their invested funds were being used by the Company because they would not yet be in possession of stock certificates arising from their subscriptions."

I trust the foregoing will meet your requirements and look forward to your next correspondence.

Best regards,

DANE EXPLORATION INC.

/s/ David Christie____
David Christie
President and CEO

cc:   Mr. Michael J. Morrison, Esq.